Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                 March 24, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Conex MD, Inc. (the "Company")
         Registration Statement on Form S-1
         Filed January 27, 2011
         File No. 333-171892

Dear Mr. Spirgel:

     Pursuant to the staff's comment letter dated February 23, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form S-1 was filed with the Commission via EDGAR on March 24, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

GENERAL

OFF-BALANCE SHEET ARRANGEMENTS, PAGE 22

     1. WE NOTE THAT YOU ARE A DEVELOPMENT STAGE COMPANY AND YOUR ONLY ASSETS ARE CASH. PLEASE REVIEW RULE 419 OF REGULATION C AND EITHER REVISE YOUR DISCLOSURE THROUGHOUT THE REGISTRATION STATEMENT TO COMPLY WITH THE DISCLOSURE AND PROCEDURAL REQUIREMENTS OF RILE 419 OR PROVIDE US WITH AN EXPLANATION OF WHY RULE 419 DOES NOT APPLY. IF YOU BELIEVE RULE 419 DOES NOT APPLY, PLEASE TELL US WHY YOU HAVE NOT ACTED ON YOUR BUSINESS PLAN SINCE YOUR PRIVATE PLACEMENT CLOSED IN JULY 1, 2010

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Company response: The Company is not a "blank check company." Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), states, in relevant part, that:

     . . . the term "blank check company" shall mean a company that:

     * Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

     *    Is issuing "penny stock," as defined in Rule 3a51-1 under the
          Securities Exchange Act of 1934. . . .

SEE ALSO Securities Actss.7(b)(3). By its terms, "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan.
- e.g. to develop and market software programs . . . ." Harold S. Bloomenthal,
SECURITIES LAW HANDBOOK vol. 1 457 (2001).

In several places of the Company's Form S-1, filed December 10, 2010, the Company states its specific business plan. For example, on page 14, the Company states:

     We provide contract (temporary) employees for a number of positions in the organization. Our services are designed to enable medical and health service providers to hire staff on a temporary basis for a particular project or as a replacement for an employee on leave. The use of temporary staff is beneficial as it is economical and saves time. We help clients search for the ideal candidate in the given circumstances as there is a demand for excellence in healthcare recruitment, retention and customer care. Additionally, we manage and evaluate the performances of the employees provided. In addition, we cover all the taxes and contend with all issues of unemployment.

     We provide for employees on a contract-to-hire basis. This would enable our clients to assess the capabilities of the employee for a specified period of time and judge whether he is suited to the company. We offer various arrangements that will allow our clients to hire employees at a reduced fee or no fee after a specified period of time.

     We provide direct hire services for our clients. By learning the unique dynamics specific to the healthcare industry, we are able to locate candidates whose skills are the perfect professional fit. Our service includes hires in administration, information technology, sales and at the executive level. We work within our clients' budgetary constraints and offer a six month guarantee on most of our placements.

     We offer payrolling services for our clients as well. We search for the ideal candidates and place them on our payrolls. In addition, we take full

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     responsibility for Workers' and Unemployment Compensation, government taxes and compliance with applicable laws.

Further details of the Company's business plan continue through the beginning of page 15. The Company also discloses parts of its business plan in its Management's Discussion and Analysis of Financial Condition and Plan of Operation on page 17 of its Form S-1, filed January 27, 2011. Therefore, the Company has a business plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to provide specialized healthcare staffing to small and medium sized medical businesses and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419. The Company's factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan . . . ."

     2. WE NOTE THAT THE SHARES BEING REGISTERED FOR RESALE REPRESENT ALL OF YOUR OUTSTANDING COMMON SHARES HELD BY NON-AFFILIATES. DUE TO THE SIGNIFICANT NUMBER OF SHARES BEING REGISTERED, IT APPEARS THAT THE SELLING STOCKHOLDERS MAY BE ACTING AS CONDUITS FOR THE COMPANY IN AN INDIRECT PRIMARY OFFERING. IF THE OFFERING IS A PRIMARY OFFERING, YOU MUST FIX THE OFFERING PRICE OF THE SECURITIES FOR THE DURATION OF THE OFFERING AND IDENTITY THE SELLING STOCKHOLDERS AS UNDERWRITERS ON THE PROSPECTUS COVER PAGE.

Company response: The Company confirms that the selling stockholders are not acting as conduits for the Company in an indirect primary offering.

     3. IN THE ALTERNATIVE, PROVIDE AN ANALYSIS OF WHY YOU BELIEVE THIS IS NOT AN INDIRECT PRIMARY OFFERING, TAKING IS NOT CONSIDERATION EACH OF THE FACTORS IDENTIFIED IN SECURITIES ACT FORM COMPANY AND DISCLOSURE INTERPRETATIONS 214.02, AVAILABLE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/SAFINTERP.HTM, AS WELL AS ANY OTHER FACTORS YOU DEEM RELEVANT.

Company response: This is not an indirect primary offering because the selling shareholders are not underwriters selling on behalf of the Company and the Company will not, directly or indirectly, receive any of the proceeds in the offering. In addition to the fact that the Company will not receive any proceeds in the offering, (i) the selling shareholders have all held their shares longer than one year, which would enable them to resell their shares under Rule 144 if the Company were filing a Registration Statement on Form 10, (ii) each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, (ii) none of the selling shareholder has any role in operating or providing services to the Company, (iii) the number of shares being registered is commensurate with that number that market makers would need to see

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in the float to make a market in a development stage company, (iv) none of the selling shareholders is in the business of underwriting securities, and (v) the Company has not agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.

PROSPECTUS COVER PAGE

     4. PLEASE DISCLOSE THE ANTICIPATED NET PROCEEDS TO THE SELLING STOCKHOLDERS PURSUANT TO ITEM 503(B)(3).

Company response: The Company has added the "[T]he anticipated net proceeds to the selling stockholders is $347,550" to the Prospectus cover page.

PROSPECTUS SUMMARY, PAGE 3

     5. REVISE YOUR SUMMARY TO DISCUSS MANAGEMENT'S REASONS FOR BECOMING A PUBLIC COMPANY. DISCUSS THE PROS AND CONS OF DOING SO, INCLUDING THE INCREASED EXPENSES OF PUBLICLY REPORTING. WE ESPECIALLY NOTE THAT THE PRIVATE OFFERING UNDERLYING THE REGISTERED RESALE ONLY RAISED $69,510 FOR THE COMPANY, AND YOU EXPECT TO SPEND OVER $33,050 ON LEGAL, ACCOUNTING AND FILING FEES OVER THE NEXT 12 MONTHS.

Company response: The Company has complied with this comment. Please see page 3 to the amended Form S-1, where the Company states:

     We are seeking to become a reporting issuer under the Securities Exchange Act of 1934, as amended, because we believe that this will provide us with greater access to capital, that we will become better known, and be able to obtain financing more easily in the future if investor interest in our business grows enough to sustain a secondary trading market in our securities. Additionally, we believe that being a reporting issuer increases our credibility and that we may be able to attract and retain more highly qualified personnel once we are not a shell company by potentially offering stock options, bonuses, or other incentives with a known market value.

and

     We will experience substantial increases in our administrative costs after the effective date of this Prospectus. We anticipate spending an additional $33,050 on legal, accounting and filing fees over the next 12 months, including fees payable in connection with the filing of this registration statement, complying with reporting obligations. We may not raise sufficient funds to finance the anticipated services to meet out reporting obligations with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are

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     unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

     6. PLEASE DISCLOSE WHETHER YOU ARE REGISTERING THESE SHARES PURSUANT TO A REGISTRATION RIGHTS AGREEMENT OR OTHER ARRANGEMENT WITH THE SELLING STOCKHOLDERS.

Company response: The Company has complied with this comment. Please see page 3 to the amended Form S-1, where the Company states, "We are registering the 3,475,500 shares of common stock held by selling stockholders pursuant to verbal representations to such stockholders that the Company would use its best efforts to register such shares for resale."

     7. PLEASE REVISE YOUR SUMMARY TO CLARIFY THAT YOU HAVE NOT YET BEGUN OPERATIONS. FOR EXAMPLE, YOU STATE THAT YOU "RECRUIT HEALTHCARE PROFESSIONALS ON ASSIGNMENTS," HOWEVER, IT APPEARS THAT YOU HAVE NOT YET BEGUN ANY RECRUITMENT ACTIVITIES.

Company response: The Company complied with this comment. Please see page 3 to the amended Form S-1, where the Company states "From inception until the date of this filing, we have not yet begun operations of our recruitment services."

     8. REVISE YOUR SUMMARY TO DISCUSS YOUR MANAGEMENT'S LACK OF EXPERIENCE IN OWNING AND OPERATING A MEDICAL STAFFING BUSINESS.

Company response: The Company complied with this comment. Please see page 3 to the amended Form S-1, where the Company states:

     Though our officers and directors are practicing, licensed physicians, none of our officers or directors has any prior experience with owning or operating a medical staffing business. Additionally, none of our officer or directors has a college or university degree, or other educational background, in medical staffing or management. More specifically, each of our officers and directors lack technical training and experience with exploring for, starting, and/or operating a medical staffing business.

RISK FACTORS, PAGE 5

     9. PLEASE PROVIDE RISK FACTOR DISCLOSURE REGARDING THE RISKS ASSOCIATED WITH OPERATING A BUSINESS IN THE US FROM ISRAEL.

Company response: The Company complied with this comment. Please see the risk factor added to page 7 of amended Form S-1.

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     10.  PLEASE PROVIDE RISK FACTOR DISCLOSURE REGARDING THE APPARENT LACK OF
          EXPERIENCE OF YOUR OFFICERS AND DIRECTORS IN RUNNING A PUBLIC COMPANY THAT IS A REPORTING COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Company response: The Company complied with this comment. Please see the risk factor added to page 7 of amended Form S-1.

SIGNIFICANT LEGAL ACTIONS COULD SUBJECT US TO SUBSTANTIAL UNINSURED LIABILITIES
.. . . , PAGE 5

     11.  PLEASE CLARIFY THAT YOU CURRENTLY DO NOT HAVE ANY INSURANCE COVERAGE.

Company response: The Company complied with this comment. Please see the risk factor added to page 6 of amended Form S-1.

DESCRIPTION OF BUSINESS, PAGE 13

GENERAL, PAGE 14

     12. PLEASE DIFFERENTIATE BETWEEN THOSE ASPECTS OF YOUR BUSINESS OR PRODUCT(S) THAT ARE OPERATIONAL AND THOSE ASPECTS THAT ARE ASPIRATIONAL IN NATURE. FOR EXAMPLE, TO THE EXTENT THAT YOU ARE NOT PROVIDING CERTAIN OF YOUR SERVICES, YOU SHOULD ADDRESS THE CURRENT STATUS OF THE SERVICE AND TIME, COSTS, AND STEPS INVOLVED BEFORE YOU WILL BE IN A POSITION TO PROVIDE SUCH SERVICES.

Company response: The Company complied with this comment. On page 14 to the amended Form S-1, the Company has the words "intend to" inserted before the description of each service. Additionally, on page 14, the Company has added the follow to clarify the current status of the service and time, costs, and steps involved before it will be in a position to provide such services:

     All of our healthcare staffing services are currently available and are offered by us. We have not, however, begun to market our healthcare staffing services. We do not require any additional funds in order to continue offering a providing our healthcare services.

     13. WE NOTE YOUR DISCLOSURE REGARDING YOUR EXPENSES OVER THE NEXT 12 MONTHS ON PAGE 16. PLEASE PROVIDE ADDITIONAL DETAIL REGARDING HOW YOUR CURRENT FUNDS WILL BE USED TO EXECUTE YOUR BUSINESS PLAN OVER THE NEXT 12 MONTHS, INCLUDING A SPECIFIC DISCUSSION OF YOUR MARKETING AND SALES ACTIVITIES, PARTICULARLY THE COSTS FOR EACH ACTIVITY. PLEASE INCLUDE A DISCUSSION OF THE ASSUMPTIONS UNDERLYING YOUR BUDGET GIVEN YOUR LACK OF EXPERIENCE IN THIS INDUSTRY.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 17 of the amended from S-1.

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     14.  PLEASE PROVIDE INFORMATION REGARDING GOVERNMENTAL REGULATIONS
          APPLICABLE TO MEDICAL STAFFING BUSINESS AND THEIR POTENTIAL IMPACT ON YOUR OPERATIONS.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 15 of the amended from S-1.

MARKET OPPORTUNITY, PAGE 14

     15. PLEASE PROVIDE US WITH SUPPORT FOR THE INDUSTRY AND MARKET DATA DISCLOSED IN THIS SECTION AND TELL US WHETHER THE CITED REPORTS ARE PUBLICLY AVAILABLE. WE NOTE, FOR EXAMPLE, THE REFERENCE ON PAGE 14 TO THE SURVEY CONDUCTED BY AMN HEALTHCARE.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 14 of the amended Form S-1.

The reports with respect to the following disclosure are not available:

     President Obama has allocated $630 billion to the US healthcare industry over the next 10 years, in a move that is set to overhaul the industry. The healthcare reform is expected to have economic impacts on the healthcare staffing sector. A survey by healthcare staffing firm, AMN Healthcare, suggested that hospital CEO's believe healthcare reform will benefit the healthcare staffing sector.

Accordingly, the Company has removed the foregoing text from the amended Form
S-1.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 16.

     16. WE NOTE YOU DISCLOSURE THAT YOUR "[E]XPECT REVENUE TO TRICKLE IN DURING THE LAST TWO MONTHS OF 2011." PLEASE EXPAND THE DISCUSSION TO INDICATE THE BASIS FOR YOUR BELIEF THAT YOU WILL GENERATE REVENUES THIS YEAR. CLARIFY WHAT LEVEL OF REVENUES YOU EXPECT AND WHETHER YOU EXPECT YOUR REVENUES, SUCH AS NUMBER OF CUSTOMERS, PAYMENT TERMS AND YOUR ANTICIPATED COSTS OF SERVICES.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 17 of the amended from S-1.

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     17.  PLEASE PROVIDE SPECIFIC DISCLOSURE REGARDING THE GENERAL AND
          ADMINISTRATIVE SERVICES YOU RECEIVED IN 2010 FOR $9,496.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 18 of the amended from S-1.

CONFLICTS OF INTEREST, PAGE 19

     18. PLEASE REVISE THIS DISCLOSURE TO CLARIFY THAT THE COMPANY HAS TWO DIRECTORS RATHER THAN ONE DIRECTOR.

Company response: The Company complied with this comment. Please see the additional disclosure added to page 19 of the amended from S-1.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                       Very truly yours,


                                       /s/ Thomas E. Puzzo
                                       ---------------------------------
                                       Thomas E. Puzzo


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